SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 05 January 2005

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F X      Form 40-F
                                   ---              ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home
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 report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

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                 in connection with Rule 12g3-2(b): 82 - _____)

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             CORUS GROUP plc



Date: 05 January 2005                       By    Theresa Robinson
     -------------------                          ----------------

                                                  Name: Mrs T Robinson
                                                  Group Secretariat Co-ordinator

5 January 2005
Ref: 255



Corus reaches long-term agreement with  Dongkuk for Teesside Cast Products


Further to its announcement on 16 December 2004, Corus ("the Company") announced today that Dongkuk Steel Mill Co., ("Dongkuk") has now joined the consortium of re-rolling companies (namely Duferco, Marcegaglia and Imsa) to purchase slab under a 10-year off-take contract from Corus' Teesside Cast Products ("TCP") business.

As a result of Dongkuk's participation in the Consortium, Corus will receive a total of US$157 million from the Consortium, comprising US$73 million up-front in 2005/2006 and a further US$84 million in deferred payments. The Consortium's capital expediture contribution will increase to 76%. Corus' share of TCP's output post-2006 will be 22%.


Notes to Editors
----------------

Duferco is an Italian/Swiss-based steel trader and producer; Marcegaglia is an Italian strip products re-roller and tubemaker; Dongkuk is a Korean re-roller and Imsa is a Mexican steel producer.

Teesside Cast Products is an integrated steelmaking facility, which currently manufactures around 3.3 million tonnes a year of slab and bloom across a wide range of specifications and applications. The bulk of TCP's output has historically been supplied to other Corus plants in the UK and Europe. The Teesside site has 2,900 Corus employees of whom 1,700 are in Teesside Cast Products.

Corus Group plc (LSE/AEX: CS; NYSE: CGA) is one of the world's largest metal producers with an annual turnover of (pound)8 billion and major operating facilities in the U.K., the Netherlands, Germany, France, Norway and Belgium. Corus' four divisions comprising Strip Products, Long Products, Distribution & Building Systems and Aluminium provide innovative solutions to the construction, automotive, packaging, mechanical engineering and other markets worldwide. Corus has 48,500 employees in over 40 countries and sales offices and service centres worldwide. Combining international expertise with local customer service, the Corus brand represents quality and strength.

Corporate media enquiries to:

Annanya Sarin, tel +44 (0)20 7717 4532.

Nina Harding (local media enquiries), tel +44 (0)1642 404301.

Anthony Hamilton, tel +44(0)20 7717 4503/ Bernard Ronchi, tel +44 (0)20 7717 4501 (investor enquiries).